UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 14, 2010

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: April 22, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD PROVIDES OPERATIONAL UPDATE
FOR THE QUARTER ENDED MARCH 2010

April 14, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) provides a quarterly operational update for its Hollister (USA) and Burnstone (South Africa) projects.

Continued trial mining at the Hollister project resulted in the extraction of 25,777 ore tons containing an estimated 27,707 gold equivalent ounces [1] (Au eqv oz) at a grade of 1.07 oz per ton Au eqv (34.8 g/t Au eqv). This is a 40% improvement on the previous (Dec 2009) quarter.

Good progress has also been made with 2,270 ft (688 m) of underground development completed, with 1,149 ft (348 m) being in ore and 1,121 ft (340 m) in waste development. This is an improvement of 58% over the 961 ft (291 m) and 479 ft (145 m) reported respectively for the Dec 2009 quarter.

Underground exploration and stope delineation drilling has continued. In total, 32 stope-delineation boreholes (9,326 ft / 2,826 m) and 9 exploration and cover boreholes (11,009 ft / 3,336 m) were completed. Highlights include:

•         further delineation of the North Clementine vein zone, where 8 separate vein intersections were achieved and the strike extent of the zone has been extended to 500 ft (151 m);
•         further extension of the main Clementine vein zone to the west; and
•         continued indications of the development of the Gwenivere vein system at depth.

Detailed results from the exploration program will be released in a second quarter 2010 exploration update press release.

No surface exploration drilling was undertaken during the quarter as the Company is awaiting approval of updated surface exploration notice applications submitted to the Bureau of Land Management.

The Esmeralda Mill's operational performance improved with a total of 16,016 tons being processed in the quarter (quarter ended Dec 2009 - 8,070 tons). A total of 11,756 Au oz (quarter ended Dec 2009 - 5,295 Au oz) and 51,762 silver (Ag) oz (Dec 2009 - 25,380 Ag oz) were recovered. Mill recoveries of 77% for Au and 57% for Ag were achieved. Following the conversion to Carbon-In-Leach processing, recoveries of 92% for Au and 82% for Ag were achieved for the ten days following the conversion completed on March 23, 2010. The upgrade project that commenced in the last quarter of 2009 to improve recoveries and operational efficiencies has been completed except for the second carbon-stripping vessel, which will be installed during April 2010.

At the Company's Burnstone mine development project, the 7.5-meter diameter vertical shaft has been sunk to a depth of 1,506 ft (459 m), with 26 m (85 ft) remaining to shaft bottom. Development of shaft bottom infrastructure, i.e. loading facility, is underway. Shaft steelwork will commence at the end of April 2010 upon completion of the shaft bottom infrastructure.

The rock and man winder installations are currently underway, with completion also planned for April 2010.

Good progress has been made underground with drifts to access mining blocks B and C. As at March 31, 2010, a total of approximately 4,950 ft (1,500 m) of reef development had been completed, and 571 ft (173 m) of development remained on the decline shaft to link it up with the vertical shaft, with a total of 8,514 ft (2,580 m) of development being completed to date. A limited amount of mining, by way of Long Hole Stoping, has been undertaken and results are in line with expectations. As at March 31, 2010, approximately 80,000 ore tons (quarter ended Dec 2009 - approximately 60,000 tons) from mining and development had been accumulated on the surface stockpile.

Construction of the Metallurgical Plant continues with the major items, i.e. silos and other foundations, having been completed. Refurbishment of the Ball and Semi Autogenous Grinding mills was completed and these are ready for delivery to site. Metallurgical Plant commissioning is on track for end June 2010.

The Company also successfully negotiated the restructuring of the put option on the 51,500 Senior Secured Notes (the "Notes") issued in December 2008 with a settlement value of US$61.8 million. Of these, 7,000 Notes (value of US$8.4 million) will be settled in May 2010 by issuing the note holders 2.2 million shares at a price of US$1.75 and paying US$4.5 million in cash. The put option on 29,500 Notes (value US$35.4 million) will be cancelled and, therefore, will only remain on 15,000 Notes (value US$18 million). The cancellation of the put option removes the potential repayment of the Notes by December 2010 and provides the Company with the flexibility to settle the Notes any time on or before December 12, 2011.

Ferdi Dippenaar, President and CEO, commented: "We are making good progress at both operations with much improved performance at Hollister in Nevada, USA. Our target date for the delivery of the Burnstone Mine in South Africa remains the end of June 2010, with a significant number of milestones having been reached over the past three months. Much remains to be done, but we continue to be confident that the tight timelines will be met. Photographs and information on the progress at the site is being updated on our website on an ongoing basis. The US$47 million export loan facility obtained from Credit Suisse (announced on April 5, 2010) as well as the cancellation of the put option on the Senior Secured Notes provides the Company with significant flexibility and margin in available cash reserves to deliver both projects and meet our obligations as they come due."

Phil Bentley, Pr.Sci.Nat. (SACNAS) Vice President for Geology and Exploration for the Company and a qualified person, and Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, have reviewed this news release on behalf of Great Basin Gold.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains "forward-looking statements" that were based on Great Basin's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•          uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•          operating and technical difficulties in connection with mining development activities;
•          uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
•         mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
•         expected effective future tax rates in jurisdictions in which our operations are located;
•         the protection of the health and safety of mine workers; and
•         mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•          changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•          unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•          changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore;
•          geopolitical uncertainty and political and economic instability in countries which we operate; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

[1] Gold equivalent ounces are calculated using metal prices of US$1000/oz for gold and US$15/oz for silver.